UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

______________________

CEDAR REALTY TRUST, INC.
(Name of Subject Company (Issuer))

______________________

CEDAR REALTY TRUST, INC.
(Name of Filing Person (Offeror))

______________________

Series B Cumulative Redeemable Preferred Stock
(Titles of Classes of Securities)

150602407
(CUSIP Number of Series B Cumulative Redeemable Preferred Stock)

______________________

M. Andrew Franklin
2529 Virginia Beach Blvd.
Virginia Beach, Virginia 23452
(757) 627-9088
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

______________________

With a copy to:

David E. Brown, Jr.
Bhanu Mathur
Alston & Bird LLP
950 F Street NW
Washington, DC 20004

______________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 4 TO SCHEDULE TO

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2025, as amended by Amendment No. 1 filed on March 5, 2025, Amendment No. 2 filed on March 24, 2025 and Amendment No. 3 filed on March 26, 2025 (as supplemented or amended from time to time, the “Schedule TO”) by Cedar Realty Trust, Inc. (the “Company”), a Maryland corporation, in relation to the Company’s offer to purchase up to 563,380 shares of the Company’s 7.25% Series B Cumulative Redeemable Preferred Stock (the “Series B Shares”) for a purchase price of $17.75 per share, in cash (the “Series B Offer”), less any applicable withholding taxes and without interest.

Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, Offer to Purchase, the related Letter of Transmittal, and Notice of Guaranteed Delivery, and all other exhibits to the Schedule TO, remains unchanged and is hereby expressly incorporated into this Amendment No. 4 by reference.

The purpose of this Amendment No. 4 is to amend and supplement the Schedule TO to indicate that, on April 7, 2025, the Company issued a press release announcing the preliminary results of the Series B Offer. Accordingly, Items 11 and 12 of this Schedule TO are hereby amended and supplemented as follows.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On April 7, 2025, the Company issued a press release announcing the preliminary results of the Series B Offer. A copy of such press release is filed as Exhibit (a)(5)(iv) to this Schedule TO and incorporated herein by reference.

ITEM 12. EXHIBITS

(a)(1)(i)	Offer to Purchase, dated February 21, 2025.*
(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(5)(i)	Current Report on Form 8-K of Cedar Realty Trust, Inc., filed on February 21, 2025 (incorporated by reference to such filing).
(a)(5)(ii)	Press release dated March 24, 2025.*
(a)(5)(iii)	Press release dated March 26, 2025.*
(a)(5)(iv)	Press release dated April 7, 2025.
(b)(i)	Commitment Letter, dated as of March 24, 2025 by and between KeyBank National Association and Cedar Realty Trust Partnership, LP.*#
107	Filing Fee Exhibit.*

____________

*        Previously Filed

#        Certain portions of this exhibit have been omitted.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CEDAR REALTY TRUST, INC.
By:	/s/ M. Andrew Franklin
Name: M. Andrew Franklin
Title: President and Chief Executive Officer

Dated: April 7, 2025

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